Exhibit 99.1

Seanergy to Acquire an additional Modern Capesize Vessel and
Sell the Oldest Vessel of the Fleet

July 7, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) reported today that it has entered into a purchase agreement with a major Japanese company to acquire a 2009-built Capesize vessel (the “Vessel”). In addition, Seanergy has entered into a sales agreement with a far-eastern company for the sale of the 2001-built M/V Leadership, the oldest vessel in the Company’s fleet.

The substitution of the M/V Leadership with the more modern Capesize vessel will significantly improve Seanergy’s average fleet age. The total Capesize acquisition capex for the Company year to date adds up to approximately $160 million and are fully funded through the Company’s cash reserves and recently concluded debt financings.

Acquisition of an additional Japanese, high quality Capesize vessel with prompt delivery

The new acquisition was built in 2009 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 177,000 deadweight tons (“dwt”) and will be renamed M/V Friendship. The Vessel is expected to be delivered imminently, within July 2021, subject to the satisfaction of certain customary closing conditions. The gross purchase price of $24.6 million is expected to be funded with cash on hand.

Sale of a Capesize vessel

Additionally, the Company has agreed to sell the 2001-built M/V Leadership for further trading to far-eastern buyers. The net sale price is approximately $12 million, and the vessel is expected to be delivered to its new owners within the third quarter of 2021.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to announce another high quality, Japanese Capesize vessel acquisition with prompt delivery, during a strong market dynamic. The M/V Friendship will replace the M/V Leadership, our oldest vessel, improving the age and operating profile of the fleet. This is consistent with our fleet growth and renewal strategy that will ensure that our fleet remains competitive, efficient, and fully compliant with the upcoming environmental regulations.

The sale of the M/V Leadership was agreed at what we believe to be an attractive price, and has been timed optimally, ahead of the relevant survey capex requirements. The sale proceeds will further enhance the Company’s strong cash reserves.

We remain committed to further accretive acquisitions in the Capesize segment, and we believe Seanergy is optimally positioned to take advantage of an unfolding super-cycle.”

Company fleet on a fully delivered basis and following the sale of the M/V Leadership:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	No	T/C Index Linked
Hellasship	Capesize	181,325	2012	Imabari	No	T/C Index Linked
Flagship	Capesize	176,387	2013	Mitsui Engineering	No	T/C Index Linked
Patriotship	Capesize	181,709	2010	Saijo - Imabari	Yes	T/C Fixed Rate -$31,000/day
Tradership	Capesize	176,925	2006	Namura Shipbuilding	No	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot
Worldship *	Capesize	181,415	2012	Japanese Shipyard	Yes	N/A
Friendship **	Capesize	176,952	2009	Japanese Shipyard	No	N/A
Total / Average age		2,829,631	11.4

* Delivery expected within August 2021

** Delivery expected within July 2021

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. On a fully-delivered basis, the Company's operating fleet will consist of 16 Capesize vessels with an average age of 11.4 years and aggregate cargo carrying capacity of approximately 2,829,631 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com